December 30, 2009

VIA EDGAR AND BY HAND

Mr. Daniel L. Gordon
Mr. William Demarest
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cogdell Spencer Inc.
Form 10-K for the period ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the period ended March 31, 2009
Filed May 11, 2009
File No. 001-32649

Dear Mr. Gordon/Mr. Demarest:

Set forth below are the responses of Cogdell Spencer Inc. (the “Company”), a Maryland corporation, to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated December 17, 2009 (the “Comment Letter”), with respect to the Form 10-K for the period ended December 31, 2008 (the “Form 10-K”) filed by the Company on March 16, 2009 and the Form 10-Q for the period ended March 31, 2009 (the "Form 10-Q") filed by the Company on May 11, 2009.  The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

Form 10-K for the period ended December 31, 2008

Revenue, page 50

1.           We note that Design-Build contract revenue was approximately $253 million in 2008 and was derived from the Erdman acquisition that occurred in 2008.  Considering the fact that this segment represented approximately 80% of your entire business please tell us why you decided to provide limited discussion of your results of operations as it relates to this segment.  For instance, we note that your pro-forma's included in your 8-K filed on May 22, 2008 shows revenues of approximately $325 million of the year ended December 31, 2007.  Your annualized revenues related to this segment for 2008 is approximately $300 million.  It appears that revenues related to this segment have decreased or are below expectations.  Please explain.

In response to the Staff’s comment, the Company believes that it included appropriate disclosure regarding its design-build segment and changes from pro forma results to actual results.  We note the disclosure on page 45 of the Company's Form 10-K under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" stating that Erdman is experiencing delays in client project starts and cancellations and as a result, the Company expects its design-build revenue in 2009 to be less than in 2008.  Specifically, we note the following disclosure on page 45 of the Company's Form 10-K under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" regarding the Company's design-build segment:

The Company derives a majority of its revenues from two sources: (1) rents received from tenants under existing leases in MOBs and other healthcare related facilities, and (2) from design-build services for healthcare customers.  The Company expects that rental revenue will remain stable due to multi-year, non-cancellable leases with annual rental increases based on CPI.  The Company’s design-build revenue is derived from its Erdman subsidiary.  The demand for Erdman’s services has been, and will likely continue to be, cyclical in nature.  In periods of adverse economic conditions, Erdman’s customers may be unwilling or unable to make capital expenditures, and they may be unable to obtain debt or equity financings for projects.  As a result, customers may defer projects to a later date, which could reduce Erdman’s revenues.  Due to the current economic environment and the volatility in the credit markets, Erdman is experiencing delays in client project starts and cancellations.  As a result, the Company expects its design-build revenue in 2009 to be less than 2008 revenue.  As a result, the Company implemented a cost reduction program and in December 2008, Erdman effected a reduction in force in order to right-size the organization for contracted 2009 revenues and eliminated approximately 115 jobs.

Generally, the Company’s property operating revenues and expenses have remained consistent over time except for growth due to property and business acquisitions. Erdman’s financial results can be affected by the amount and timing of capital spending by healthcare systems and providers, the demand for Erdman’s services in the healthcare facilities market, the availability of construction level financing, and weather at the construction sites. Deterioration of market or economic conditions and volatility in the financial market can influence future revenues, interest and other costs, and could result in future impairment of goodwill or other intangible assets.

In addition, with respect to the disclosure in the Company's Form 10-K relating to revenue, the following risk factors on page 19 of the Company's Form 10-K under the heading "Risk Factors – Risks Related to Erdman's Business," describe the risks involving Erdman's dependence on its clients and how that may negatively impact revenues or margins for Erdman's business.  In particular, such risk factors state as follows:

The current credit crisis and adverse economic conditions could cause Erdman’s clients to delay, curtail or cancel proposed or existing projects, which could result in a decrease in demand for Erdman’s services.

               The demand for Erdman’s services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. Adverse economic conditions may decrease Erdman’s customers’ willingness or ability to make capital expenditures or otherwise reduce their spending to purchase Erdman’s services, which could result in reduced revenues or margins for Erdman’s business. Many of Erdman’s customers finance their projects through cash flow from operations, the incurrence of debt or the issuance of equity. Recently, there has been a significant decline in the credit markets and reductions in the availability of credit. Furthermore, Erdman’s customers may be affected by economic downturns that decrease the need for their services or the profitability of their services, which could result in a decrease of their cash flow from operations. A reduction in Erdman’s customers’ cash flow from operations and the lack of availability of debt or equity financing could cause Erdman’s customers to delay, curtail or cancel proposed or existing projects, which could result in a decrease in demand for Erdman’s services.

Erdman’s results of operations depend upon the award of new contracts and the nature and timing of those awards.

                Erdman’s revenues are derived primarily from contracts awarded on a project-by-project basis. Generally, it is very difficult to predict whether and when Erdman will be awarded a new contract since many potential contracts involve a lengthy and complex bidding and selection process that may be affected by a number of factors, including changes in existing or assumed market conditions, financing arrangements, governmental approvals and environmental matters. Because Erdman’s revenues are derived primarily from these contracts, its results of operations and cash flows can fluctuate materially from period to period depending on the timing of contract awards.

                In addition, adverse economic conditions could alter the overall mix of services that Erdman’s customers seek to purchase, and increased competition during a period of economic decline could result in Erdman accepting contract terms that are less favorable to Erdman than it might otherwise be able to negotiate. Changes in Erdman’s mix of services or a less favorable contracting environment may cause Erdman’s and the Company’s revenues and margins to decline.

In further response to this comment, we note that in filings subsequent to the Form 10-K, the Company has provided enhanced disclosure relating to its design-build segment.  For example, in the Company's Form 10-Q for the period ended June 30, 2009, which is the first periodic report in which a comparison of periods reflecting three full months of operating activity of Erdman was possible, the Company included an expanded discussion of its design-build segment under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of the three and six months ended June 30, 2009 and 2008."  Specifically, we refer the Staff to the following disclosure on page 32 of the Company's Form 10-Q for the period ended June 30, 2009 under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of the three and six months ended June 30, 2009 and 2008 – FFOM attributable to Design-Build and Development, net of intersegment eliminations" regarding the Company's design-build contract revenue:

For both the three and six months periods ended June 30, 2009, compared to the same periods last year, design-build contract revenue and other sales and design-build contracts and development management expenses decreased due to a lower volume of activity. The number of active revenue generating construction projects decreased from 42 at June 30, 2008 to 24 at June 30, 2009. The decreased activity is due to the current economic environment and the volatility in the credit markets, which has resulted in clients delaying project starts and client project cancellations. The decrease for the six months ended June 30, 2009, compared to the same period last year was offset by two additional months of activity in 2009 as compared to 2008 because the Erdman acquisition occurred in March 2008.

In further response to the Staff's comment, the Company advises that it will continue to provide enhanced disclosure related to its design-build segment to the extent it continues to represent a significant portion of the Company's revenues and will provide disclosure regarding changes to the performance of the Company's design-build segment to the extent appropriate.

Form 10-Q for the period ended March 31, 2009

Construction in Progress, page 27

2.           We note that St. Luke's Riverside MOB is no longer included in your construction in progress.  Your disclosure in Form 10-K indicated that as of December 31, 2008 this project was estimated to be completed in the second half of 2010.  Please clarify to us whether this project was completed, sold, or otherwise disposed of.

In response to the Staff's comment, we refer you to the disclosure on page 25 of the Company's Form 10-Q under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of the three months ended March 31, 2009 and 2008 - FFOM attributable to Design-Build and Development," in which the Company indicated that it no longer intends to invest in the St. Luke's Riverside MOB under the development agreement, due to changes in the scope, size, and timing of the project.  Specifically, such disclosure on page 25 of the Company's Form 10-Q states as follows:

Development management and other income increased $2.8 million for the first quarter of 2009 as compared to the first quarter of 2008. The increase is due to two active third party development engagements during 2009 compared to zero engagements in 2008. One of the development engagements, which accounted for $2.0 million of the increase, relates to the St. Luke’s Riverside engagement in Bethlehem, Pennsylvania. This was a three building engagement project, of which the Company was to wholly-own or partially-own one of the three buildings. Due to changes in the scope, size, and timing of the project, the Company no longer intends to invest in the building under the original terms. In accordance with the development agreement, the hospital system client was invoiced for all reimbursable projects costs and for development services performed by the Company.

In further response to the Staff's comment, the Company advises that in future filings it will provide disclosure regarding changes in its development projects under the heading "Construction in Progress" to the extent necessary.

In connection with this response to the Staff's comments in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention:  Andrew S. Epstein and Jacob A. Farquharson, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

Cogdell Spencer Inc.

By:	/s/ Charles M. Handy
Name:	Charles M. Handy
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:           Frank C. Spencer
Jay L. Bernstein
Andrew S. Epstein